GUILDHALL MINERALS LTD.

 QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

DATED August 15, 2008

General

This Quarterly MD & A covers the Company’s first fiscal quarter ending June 30, 2008 and the period to August 15, 2008.  It is to be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended March 31, 2008 and the Annual MD & A dated July 15, 2008.  All amounts are expressed in Canadian dollars unless otherwise indicated.    The Company’s Audit Committee has reviewed and approved this MD & A.  The Company’s statements are prepared in accordance with Canadian generally accepted accounting principles

The Company is a Canadian resource exploration and development company with a single property asset in the mining sector in British Columbia.

The resource exploration business is risky and most mining exploration projects will not become mines.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding of property acquisitions and explorations that the Company conducts, depends on its ability to obtain financing.  There can be no assurance that capital will be available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution on the equity interests of its current stockholders.  Obtaining commercial loans, assuming these loans would be available, will increase the Company’s liabilities and future cash commitments.  If the Company is unable to obtain financing in the amounts required and on terms acceptable, its business and future success may be adversely affected.

Forward looking Statements

It is the Company’s practice not to provide any forward guidance or projections.  Notwithstanding this policy, this MD & A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

I.

Overall Performance

(a)

Change in focus and Letter of Intents

Guildhall Minerals Ltd. is currently an early stage exploration company engaged principally in the acquisition, exploration and development of mineral claims.  In May 2008 the Company entered into two Letters of Intent to acquire 100% of the issued and outstanding shares of two private companies with oil and gas interests in Alberta, Canada and Mozambique, Africa.  Should the transactions be completed, the focus and direction of the Company will change to oil and gas exploration, development and production.

The completion of the aforementioned transactions would result in a reverse-take-over of this Company.

The first Letter of Intent (“LOI”) provides for the acquisition of 100% of the issued shares of First West Petroleum Inc. (“First West”), a private Alberta Company which owns crude oil, natural gas and natural gas liquids and associated equipment.   First West’s production is all located in the Province of Alberta, Canada.

The second LOI is for the acquisition of 100% of the issued shares of British American Natural Gas Corporation (“BANG”) – a private Nevada company. Bang’s assets are four oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique.  Three concessions are now subject to farm out agreements pursuant to which another U.S. oil company will drill exploration wells on these concessions paying 100% of the exploration costs (estimated at $90 million) to earn a 60% interest in the concessions.  BANG has reported that the drilling of a well on the Inhaminga Concession commenced July 4, 2008.

The principal terms of the LOI’s are provided below:

1.

The LOI dated May 20, 2008 with First West provides for Guildhall to make a formal offer to the holders of 100% of the issued shares of First West (the “First West Shares”) for which Guildhall will issue to the First West shareholders 24,500,000 Split Shares of Guildhall.  There are a number of conditions to the closing of the First West Shares acquisition, being:

(a)

Guildhall’s shareholders passing a Special Resolution to split its issued shares on a 1.5 new for 1.0 old basis – the split shares being the “Split Shares”.

(b)

Guildhall must do an equity financing of $30,000,000 (the "Financing").

(c)

Guildhall must secure approval of the listing of the Split Shares on the Toronto Stock Exchange or the TSX Venture Exchange.

(d)

The closing (“Closing”) of the acquisition of the First West Shares by Guildhall will be conditional upon:

(i)

Guildhall agreeing to loan to First West, on Closing or immediately thereafter, Cdn. $5,000,000 (the “Subsidiary Loan”) for First West to carry on its business of managing its assets, which Subsidiary Loan will be funded upon closing of the Financing;

(ii)

Guildhall loaning to First West, within ten (10) days of the date of the LOI, $250,000 which loan will be forgiven if the Closing does not occur;

(iii)

First West securing, within thirty (30) days of the date of this LOI, an additional $250,000 in loan financing;

(iv)

the assumption and payment, by Guildhall concurrently with Closing or immediately thereafter, of the debts of First West which debts will not materially exceed $5,750,000 including any funds loaned to First West by Guildhall.  The payments of debts, will be funded by the closing of the Financing;

(v)

Guildhall agreeing to pay First West’s costs, including legal costs, of negotiating and carrying out the transactions contemplated in the LOI;

(vi)

Guildhall having secured approval of its listing on the TSX or, in the alternative, secured TSX Venture Exchange approval of its relisting on the TSX Venture Exchange and any required concurrent NEX approval;

(vii)

Guildhall, concurrently with Closing, appointing to its Board of Directors two persons designated by First West;

(viii)

Guildhall issuing, to the holders of 3,165,897 First West share purchase warrants, 3,894,053 warrants to purchase Guildhall shares (the “Guildhall Warrants”).  The Guildhall Warrants will have the following terms – which are comparable to the terms of the First West share purchase warrants:  1,192,866 Guildhall Warrants shall be exercisable until September 19,2008 at $1.35 per share;  651,187 Guildhall Warrants will be exercisable until September 19, 2008 at $0.85 per share and 2,050,000 Guildhall Warrants will be exercisable until the date which is two (2) years from the Closing at an exercise price of $0.75 per share;  and

 (ix)

Guildhall providing to First West a loan of a further $100,000 by June 20, 2008.  If the Closing does not occur First West must repay the loan within 6 months of the date of the loan.

(e)

Immediately following the Closing Guildhall will issue 1,500,000 Split Shares to a “finder” in connection with the transaction.

The LOI does not constitute a binding agreement – and is dependent upon the holders of 100% of the issued shares of First West agreeing to transfer their shares to Guildhall on the terms and subject to the conditions described above.

The two principal shareholders of First West are Pacific Shelf Investments Ltd. (the issued shares of which are owned by Chris Wright and Sam Davaraj.

2.

The LOI dated May 1, 2008 with British American Natural Gas Corporation (“BANG”) provides for the Company to purchase 100% of the issued shares of BANG from its 18 shareholders, subsequent to the closing of the transactions described in Clause 1, on the following principal terms:

(a)

Guildhall will issue to the BANG shareholders 57,209,710  Split Shares in consideration of the acquisition of the issued BANG shares;

(b)

Share purchase warrants that BANG has outstanding will be exchanged for 7,634,930 Guildhall share purchase warrants, each warrant entitling the purchase of an additional Guildhall Split Share for $0.75 until December 31, 2010;

(c)

Share purchase options that BANG has issued will be cancelled and simultaneously Guildhall will grant to the option holder an option to acquire 4,500,000 Split Shares exercisable at $0.75 per share until December 31, 2010.   When the options are granted 50% will vest immediately, 25% on January 1, 2009 and 25% on January 1, 2010;

(d)

On the closing of the transaction the principal shareholders of BANG will appoint four (4) directors to Guildhall’s six person Board of Directors;

(e)

Guildhall must provide up to $2,000,000US funding to BANG to enable it to pay its share of the cost of work on the Mozambique concessions.

3.

Guildhall has signed an Engagement Agreement with Haywood Securities Inc., of Vancouver, Canada ("Haywood") dated June 23, 2008 pursuant to which Haywood will act as Guildhall’s agent to offer, by private placement, up to 40,000,000 Units at $0.75 per Unit – which, if fully sold, will provide Guildhall with gross proceeds of $30,000,000.  Each Unit will consist of one Split Share and one-half of one transferable share purchase warrant (each whole warrant being a “Warrant”).  Each Warrant will be exercisable to purchase one Split Share of Guildhall for a period of 24 months from closing.  The exercise price will, for the first 12 months of the term of the Warrants, be $1.00 per share and for the second 12 months $1.50 per share.  The private placement is for 26,700,000 Units with an over allotment of 13,300,000 Units (totalling 40,000,000 Units if fully subscribed).

Haywood will receive, as compensation for the Units that it sells on behalf of Guildhall:

(a)

6.5% of the gross proceeds received from the sale of Units;

(b)

Agent’s Warrants equal to 8% of the number of Units sold.  Each Agent’s Warrant will be exercisable for a period of one year to purchase a Unit for $0.75.  If Haywood exercises any Agent’s Warrants the half-warrants that it receives will have a term of 24 months measured from the date of the closing of the private placement, exercisable at $1.00 per share for a period of 12 months from such date and $1.50 per share for the balance of their term.

Guildhall is undertaking the private placement financing as it expects to require significant funding to make all the payments that will be required by the LOI’s – and to fund BANG’s initial share of the drilling programme that has commenced.

4.

General

The proposed transactions described above are arm’s-length.  None of the Non Arm’s-Length Parties of Guildhall are insiders of First West or BANG.

Neither of the transactions described in the LOI’s can close independently of the other or of the funding described in Clause 3.  Sequentially, the closing of the acquisition of the issued shares of First West must occur first – with the closing of the acquisition of the BANG shares occurring immediately thereafter.

Guildhall will be holding a special meeting of its shareholders - on a date to be announced - which will be asked to pass the Special Resolutions necessary to create the Split Shares and approve the transactions described above.

Guildhall is in the course of initiating an application for the listing of the Split Shares on the Toronto Stock Exchange.  There can be no assurance that the TSX will accept the Company's listing application.

The transactions cannot close until the required approvals are given by the Guildhall, BANG and First West shareholders.  There can be no assurance that the transactions will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transactions and the forthcoming Guildhall shareholders’ meeting, any information released or received with respect to the proposed RTO may not be accurate or complete and should not be relied upon.  Trading in the securities of Guildhall should be considered highly speculative.

(b)

 Trading Halt

In anticipation of the signing of the Letters of Intent the Company on May 1, 2008 requested that trading in its shares be halted by the TSX Venture stock exchange NEX Board in Canada – on which the shares are listed for trading.  Trading on the TSX Venture NEX Board has not yet been reinstated.

(c)

Optioned Bridge Claim

The Company signed an Option Agreement, dated February 20, 2007, with Nicoya Explorations Ltd. (an arm’s-length company), optioning the “Bridge” mineral claim.  The claim is located immediately south of Carpenter Lake and west of Gold Bridge - in what is considered to be the historic British Columbia Bralorne Gold Camp which has a long history of gold mining.  The claim covers approximately 450 hectares.

The Option was acquired for an original cash payment of $2,500.  To maintain and exercise the Option will require the Company to issue 4 tranches of 100,000 shares each annually - the first of which was issued upon acceptance of the Option Agreement for filing by the Exchange on March 12, 2007.  If the Company obtains a positive feasibility study on the property, it will have to issue Nicoya a further 200,000 shares.  In addition, to maintain the option, the Company will have to perform an aggregate of not less than $250,000 on exploration work on the claim within the period until February 15, 2010, the first commitment being to have spent at least $50,000 on the claim by February 15, 2008.  The Agreement also reserves to Nicoya a smelter reserve royalty of 2.5% and provides that the Company can repurchase up to 1.5% of the NSR at a cost of $500,000 for each 0.5% NSR purchased.

In an Extension dated March 20, 2008, for the payment of $1,000 by the Company to the Optionor, the Optionor agreed that all of the deadline dates in the original Agreement would be extended for one year.

(d)

Financing

Financing of operations is achieved primarily by issuing share capital.  The Company did not undertake any new debt or equity financing during the period covered by this document except as outlined in item IV – Liquidity.

(e)

Property

The Company did no work during the period on its optioned British Columbia mineral property.

II.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	June 30/08 $	March 31/08 $	Dec. 31/07 $	Sept. 30/07 $	June 30/07 $	March 31/07 $	Dec. 31/06 $	Sept. 30/06 $
(a) Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(b) Loss before extraordinary items - total - per share undiluted*	(33,954) (0.002)	(35,612) (0.002)	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,788) (0.02)	(58,435) (0.01)	(40,329) (0.01)
(c) Net loss - total -per share diluted*	(33,954) (0.002)	(35,612) (0.002)	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,778) (0.02)	(6,935)** (0.001)	(40,329) (0.001)

*As the effect of dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

** The nominal loss of only $6,935 results from the Company having, during the quarter, cancelled $51,500 in accounts payable to the Company’s President that had been previously expensed.  The said amount was cancelled by the Company’s President as part of this participation in a shares for debt settlement which was implemented in the quarter.  It is as a result of the bookkeeping entries involved and the amount cancelled does not represent an operational profit by the Company.

III.

Results of Operations

Because the Company did not have any business operations in the period covered by this document there can be no meaningful discussion of the results of operations.

The activities of Management during the quarter resulted in the Company having a net loss of $33,954 for the quarter.  Included in net loss is $3,716 of interest earned from guaranteed investment certificates held with a Canadian Chartered Bank.  The loss incurred in the quarter is marginally lower than the loss in the previous quarter due to the slightly reduced general and administrative activities of the Company.  The Company’s expenses and losses are still modest due to the relative lack of activity by the Company.

IV.

Liquidity

As at June 30, 2008 the Company had $617,223 in cash on hand and working capital of $553,129.  These figures do not take into account the following major cash transactions incurred subsequently.  During July 2008, the Company paid a retainer of $100,000 to MacLeod Dixon LLP, Calgary for due diligence work on the oil and gas interests to be acquired under the “LOI’s” ; $25,000 retainer to “Haywood” with respect to the proposed private placement pursuant to the “LOI’s” and funding of $400,000US by way of a loan  to “BANG”

to enable BANG to meet their interim funding requirements with respect to its share of the work program on the Mozambique concessions.

The Company does not have current funding sufficient to make any significant asset acquisitions nor to undertake any significant exploration work or other business activities; nor does the Company have the funds necessary to meet its obligations under the “LOI’s.  Hence the Company has signed the agreement with Haywood described in section I(a) item #3 above pursuant to which it is hopeful of receiving gross proceeds of $30,000,000.  However, the agreement with Haywood is a “best efforts” agreement only and there is therefore no assurance that any of the Units will be sold or that the offering will be fully subscribed.

V,

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

VI.

Transactions with Related Parties

(a)

During the quarter ended June 30, 2008 and the period to the date of this document the Company has accrued management fees in favour of the President and CEO, Mr. Michael Laidlaw, of $2,500 per  month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at June 30, 2008 $2,500 was payable to Mr. Laidlaw pursuant to the Agreement.

(b)

Carl Jonsson, the Company’s Director and Corporate Secretary, acts as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services are invoiced by the law firm.  The fees and disbursements accrued for the quarter ending June 30, 2008 totalled $8,018.   At June 30, 2008 $2,642 was owing to the law firm.

(c)

Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and a company controlled by him is paid a monthly fee of $3,000 for the time spent by him doing the Company’s accounting and financial administration.  At June 30, 2008 $3,150 was owing to the company controlled by him..

VII.

Other MD & A Requirements

(a)

As the Company has not had any revenue from operations in its last two financial years the following breakdown is presented of general and administration expenses for the year to date - the 3-month period ending June 30, 2008 with comparative figures for the same 3-month period in 2007:

	2008 $	2007 $
Management fees Office and general Professional fees & disbursements	7,500 19,152 11,018	7,500 21,155 6,735
Totals:	37,670	35,390

(b)

Share Data

Outstanding share data:

(i)

The Company has 16,643,012 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has no share purchase options or share purchase warrants outstanding.

VIII.

Other Disclosures

(a)

Proposed Transactions

The Company is continually investigating new exploration opportunities; however, the Company has no other proposed exploration or financing transactions to report at this time except as describe in I(a) – Changes in focus and Letters of Intent.

(b)

Basis and Presentation and Accounting Policies

The Company’s accounting policies and basis of presentation are described in Note 2 to the audited Financial Statements for the Year Ended March 31, 2008 and for the Quarter Ended June 30, 2008.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its financial statements:

(i)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  Management constantly evaluate these estimates and assumptions.

Management bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgement and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

Management considers the estimates and assumptions to be an important part in understanding the financial statements.  These estimates and assumptions are subject to change, as they rely heavily on management’s judgement and are based on factors that are inherently uncertain.

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

(ii)

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(iii)

Changes in Accounting Policies

On August 1, 2007, the Company adopted several new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  These policies include:

Section 1506 - Accounting Changes

Section 1530 - Comprehensive Income

Section 3855 - Financial Instruments – recognition and measurement

Section 3861 - Financial Instruments – disclosure and presentation

Section 3865 - Hedges

Section 3251 – Equity

These policies are outlined in Note 2 in the financial statements for the period ended June 30, 2008.

(iv)

Transition to International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  Companies will have to provide comparative IFRS information for the previous fiscal year.  This initiative is in its early stages and would therefore be premature to assess the impact of the initiative on the Company at this time.

(c)

Corporate

Subsequent to June 30, 2008, Carl Jonsson stepped down as Secretary of the Company and resigned together with Peter Hill from the Board of Directors.  The Company would like to express its thanks to Mr. Jonsson and Mr. Hill for their contributions.

Mr. Chris Cooper was appointed to the Board of Directors.

The Company’s head office has been relocated to Suite 2410 – 650 West Georgia Street, Vancouver, B. C.

The mailing address is P.O Box 11524, Scotia Tower, Suite 2410 – 650 West Georgia Street, Vancouver,

 B. C., V6B 4N7.

The Company’s registered office has been change to  MacLeod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue SW, Calgary, Alberta, T2P 4H2.

(d)

Additional Information

Additional information relating to the Company has been filed on SEDAR and is available at www.sedar.com.   .

(e)

Risk Factors

The mining properties held by the Company are at the exploration state.  Their long-term profitability depends on the costs and success of the exploration programs and subsequently on the cost of mine development which could in its turn be influenced by various factors.  Among those factors, the environmental regulations, the quantity and quality of the resources, the cost of infrastructures for production, financing costs, metal prices, the market value of production and the competitive nature of the industry.  Important investments are necessary to complete exploration programs and the development of reserves.  Without any cash flow from mining operations, the Company depends on the sale of securities to finance its exploration and development activities.  Market conditions and other unpredictable events could have an impact on the capacity of the Company to raise the funds needed for its development.

Future government, political, legal or regulatory changes in the mining district in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labour relations, taxation, convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

(f)

Disclosure Controls and Procedures

No changes occurred in the current period to materially affect or reasonably likely to affect the Company’s internal control and procedures.

(g)

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.